CITIUS PHARMACEUTICALS, INC.

11 Commerce Drive, First Floor

Cranford, New Jersey 07016

July 24, 2017

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Citius Pharmaceuticals, Inc.
Registration Statement on Form S-1 File No. 333-217956

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Citius Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Wednesday, July 26, 2017, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

Please be advised that the amount of compensation to be paid to the underwriters and any other arrangements among the Registrant and the underwriters and other broker-dealers participating in the distribution, as described in the Registration Statement, have been reviewed to the extent required by the Financial Industry Regulatory Authority and such Authority has issued a statement expressing no objections to the compensation and other arrangements.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling Erica Jackson at (919) 781-4000. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Ms. Jackson via email at ejackson@wyrick.com.

Very truly yours,

CITIUS PHARMACEUTICALS, INC.

By:	/s/ Myron Holubiak
Myron Holubiak
Chief Executive Officer